UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

January 10, 2013

DELHAIZE GROUP CONFIRMS 2012 REVENUES RELEASE DATE

BRUSSELS, Belgium, January 10, 2013 – Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, confirms that it will announce its fourth quarter and full year 2012 revenues (ended December 2012) on Thursday January 17, 2013 at 7:00 a.m. CET. The press release will be available on Delhaize Group’s website (www.delhaizegroup.com) immediately after its publication.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the third quarter of 2012, Delhaize Group’s sales network consisted of 3 388 stores. In 2011, Delhaize Group posted €21.1 billion ($ 29.4 billion) in revenues and €475 million ($661 million) in net profit (Group share). At the end of June 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English. You can also find it on the website

http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Financial Calendar

•	Press release – 2012 fourth quarter and full year revenues	January 17, 2013
•	Press release – 2012 fourth quarter and full year results	March 7, 2013
•	Press release – 2013 first quarter results	May 8, 2013
•	Press release – 2013 second quarter results	August 8, 2013

» Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 11, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President